September 13, 2024

VIA EDGAR AND ELECTRONIC MAIL

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Crypto Assets
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:     Greenidge Generation Holdings Inc. (“Greenidge” or the “Company”)
Request to Withdraw Post-Effective Amendment No. 1 to
Registration Statement on Form S-1 (File No. 333-281156)

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “Securities Act”), Greenidge Generation Holdings Inc. (the “Company”), hereby requests, effective as of the date first set forth above or as soon as practicable thereafter, the withdrawal of Post-Effective Amendment No. 1 (“Post-Effective Amendment No. 1”) to the Registration Statement on Form S-1 (File No. 333-281156) (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on September 12, 2024. Post-Effective Amendment No. 1 was inadvertently filed under the incorrect form type in the Commission’s Electronic Data Gathering and Retrieval (“EDGAR”) system and is currently reflected as a pre-effective amendment to the Registration Statement (S-1/A) instead of a post-effective amendment to the Registration Statement (POS AM), as was stated on the face of the filing.

The Company wishes to withdraw Post-Effective Amendment No. 1 to correct this error. The Company intends to file a revised Post-Effective Amendment No. 1 (POS AM) solely to rectify the EDGAR filing error specified above.

The original Registration Statement on Form S-1 (File No. 333-281156) filed with the Commission on August 1, 2024, and declared effective by the Commission on August 12, 2024, should remain in place and is not subject to this withdrawal request.

The Company confirms that no securities have been issued or sold pursuant to the Registration Statement or the prospectus contained therein as of the date first set forth above.

Please contact our counsel, Kenneth M. Silverman of Olshan Frome Wolosky LLP at (212) 451-2327, if you have any questions.

Sincerely,

/s/ Jordan Kovler

Jordan Kovler
Chief Executive Officer, Greenidge Generation Holdings Inc.